UMH PROPERTIES, INC.
Juniper Business Plaza,  3499 Route 9 North, Suite 3-C
Freehold, New Jersey 07728

May 28, 2020

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Stacie Gorman, Staff Attorney

Re:	UMH Properties, Inc.
Registration Statement on Form S-3
File No. 333-238321

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), UMH Properties, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement (filed with the Securities and Exchange Commission on May 15, 2020) be accelerated so that it may become effective at 4:00 P.M. (Eastern Time), on June 1, 2020, or as soon as possible thereafter.

Please notify Jeffrey S. Lowenthal of Stroock & Stroock & Lavan LLP, counsel to the Company, by email (jlowenthal@stroock.com) or by telephone (212-806-5509) to confirm the effectiveness of the Registration Statement or if you require additional information.

Very truly yours,

/s/ Anna T. Chew
Anna T. Chew
Chief Financial Officer